Exhibit 12.1

CRESTWOOD EQUITY PARTNERS LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except for ratio)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Earnings:
Pre-tax loss from continuing operations before adjustment for non-controlling interest and equity earnings (including amortization of excess cost of equity investment) per statements of income	$(9.3)	$(43.3)	$(36.9)	$(143.5)
Add:
Fixed charges	28.3	35.6	57.5	75.0
Amortized capitalized interest	0.1	0.1	0.2	0.2
Distributed income of equity investees	10.4	6.3	18.2	11.9
Less:
Capitalized interest	(0.7)	(0.2)	(1.0)	(0.5)
Non-controlling interest in pre-tax income of subsidiary with no fixed charges	(6.3)	(6.0)	(12.4)	(11.9)
Total earnings available for fixed charges	$22.5	$(7.5)	$25.6	$(68.8)

Fixed charges:
Interest and debt expense	24.8	34.5	51.6	70.9
Interest component of rent	3.5	1.1	5.9	4.1
Total fixed charges	$28.3	$35.6	$57.5	$75.0

Ratio of earnings to fixed charges (1) (2)	—	—	—	—

(1)
For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pretax income from continuing operations before adjustment for non-controlling interest and income from equity investee plus fixed charges (excluding capitalized interest) and amortized capitalized interest. "Fixed charges" represents interest incurred (whether expensed or capitalized), amortization of debt costs and that portion of rental expense on operating leases deemed to be the equivalent of interest.

(2)
Earnings for the three and six months ended June 30, 2017 were inadequate to cover fixed charges by approximately $5.8 million and $31.9 million. Earnings for the three and six months ended June 30, 2016 were inadequate to cover fixed charges by approximately $43.1 million and $143.8 million.